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                               January 30, 2024

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 3 Africa LLC
       52 Main Street
       Chester, CT 06412

                                                        Re: Energea Portfolio 3
Africa LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 4,
2024
                                                            File No. 024-12383

       Dear Mike Silvestrini:

                                                         We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. You mention under "Limited Right of Redemption" at page 36 and elsewhere in the offering circular a
three-year hold period and additional restrictions on the ability to sell shares purchased in
this offering. In light of these substantial limitations and the absence of liquidity which
results from them, please prominently disclose in the first paragraph here that (1) there
will be no market for the offered Class A Investor Shares; (2)
                                                        purchasers of such
shares cannot sell such shares except by offering them to the Manager via the Platform; (3)
purchasers must hold them for at least three years before trying to sell them via the
Platform; and (4) even after waiting three years to request the sale via the
                                                        Platform, you may pause
the sale of any such shares at the Manager's discretion based on its judgment about any
"potential impact on the overall performance of the portfolio." At each place that you
discuss redemption or possible sales of the shares by investors in the offering, also add
cross-references to new risk factors which address all such risks and limitations on
liquidity.
 Mike Silvestrini
FirstName  LastNameMike     Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
January 30,NameEnergea
            2024          Portfolio 3 Africa LLC
January
Page 2 30, 2024 Page 2
FirstName LastName
Caution Regarding Forward-Looking Statements, page ii

2. Please revise to eliminate any suggestion that statements in your offering circular "are forward-looking statements within the meaning of the federal securities laws." See
         Securities Act Section 27A(b)(1)(C) and Section 27A(b)(2)(E).
We Might Raise More than $50,000,000, page 5

3. You state on the cover page and elsewhere that you are offering up to $50 million of Class
         A Investor Shares, which is less than the $75 million limit. You also suggest at page 8 that you are "offering to sell up to an additional $50,000,000 of Class A Investor Shares to the public." This section provides conflicting information regarding the intended size of the offering. Please revise to reconcile your disclosures, and provide consistent information regarding the size of this Regulation A offering.
Risk Factors
We may be subject to claims from our Class A Investors , page 6

4. Please revise this risk factor to eliminate all mitigating language. Instead, clearly explain that the Regulation A exemption may have been unavailable for prior sales not only because of the at-the-market prohibition in Securities Act Rule 251(d)(3)(ii) but also in light of the Rule 252(f)(2)(i) requirement that you update your financial statements after one year.

         Disclose the risk that you may be subject to related claims for rescission or damages if no other Securities Act exemption is available for those sales, and quantify in the revised risk factor the amount of securities you sold subsequent to the one-year anniversary of the qualification date for your prior Regulation A offering.
Use of Proceeds, page 9

5. You state that the disclosure assumes the maximum offering amount of $50 million of
         Class A Investor Shares. Please revise to provide detailed disclosures based on various scenarios, such as interim offering sizes as well as the maximum offering size, and make clear that this is a best efforts offering with no minimum needed to close.

         Separately discuss the intended uses for the "new" proceeds, and quantify the amounts you will source elsewhere as appropriate. It is insufficient to group together past expenses and distributions, which are not being paid from the current offering. In that regard, you indicate that the table shows uses "from inception through June 30, 2023." Please also provide estimated percetages of the proceeds from this offering that you plan on allocating to existing and anticipated projects. Specify the current projects to which net proceeds will be allocated as well as the estimated allocable amounts. If there are factors that may influence your estimated use of proceeds, please include these factors in this section and explain how these factors may influence the estimated uses.
 Mike Silvestrini
FirstName  LastNameMike     Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
January 30,NameEnergea
            2024          Portfolio 3 Africa LLC
January
Page 3 30, 2024 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
20

6. Please expand your discussion of operating results to provide an analysis of the changes in revenue, professional fees and other general and administrative expense for the annual and interim periods presented. Refer to requirements in the Instructions to Item 9(a)(2) and (3)
         of Form 1-A.
Distributions, page 21

7. Expand the disclosure to quantify the effective yield for each full year (including the year ended December 31, 2023) based on the amount of distributions to holders of Class A
         Investor Shares. Also, please revise the tabular presentation to add a caption to make clear that only distributions to such holders are included in the table. Calculating Distributions, page 22

8. At page 2, you state that any distributions are at the "the sole discretion of the Manager."
         But you suggest at page 23 that Class A investors "Receive a priority distribution of cash flow each month which results in a 7% IRR." Define "IRR" at first usage, and disclose how many months your Class A investors received a return of 7% or more during each of the past three years. Insofar as the monthly distributions will vary and depend on the
         Company's cashflow and the Manager's discretion and in light of the historical rates of return, it is unclear what basis you have for suggesting at page 2 that your investors have the "right" to receive a 7% rate of return plus 70% of any additional cash flow. Please also include a risk factor discussing the uncertainty of investors receiving any distributions and their lack of any recourse if none is paid.
Directors, Executive Officers, and Significant Employees
Business Experience, page 25

9. Please expand the biographical sketch for Michael Silvestrini to clarify his role with
         Energea Portfolio 3 Africa. We note that he signed the offering circular in the capacity of
         EP3's Co-Founder and Managing Partner, despite the suggestion at the top of this section that EP3 has no officers or directors. Also, consistent with the disclosure under "Other
         Solar Energy Funds," disclose in his sketch that he performs the same duties in similar capacities at the other Energea entities which have filed Regulation A offerings with the
         Commission, naming the entities and the status of any current offerings by any Energea entity.
Limited Right of Redemption, page 35

10. The mandatory three-year hold period is disclosed only in this section. In addition to the new disclosure to be added to the cover page, properly emphasize this aspect of the offering where appropriate and also include corresponding risk factor disclosure.
 Mike Silvestrini
FirstName  LastNameMike     Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
January 30,NameEnergea
            2024          Portfolio 3 Africa LLC
January
Page 4 30, 2024 Page 4
FirstName LastName
11. Revise to explain the reference to "the fixed share price at the time of the redemption request," including how investors / shareholders can ascertain what this fixed price would be at the time of a desired redemption request, prior to the five percent reduction from the prospective resale price. As for the suggestion that investors have an "option to divest,"
         state explicitly if true that there is no redemption "right" and that it is within the Manager's discretion to deny any such request, meaning that there would be effectively no option to divest.
12. Revise to clarify the maximum time period during which you may "pause" the sales of investor shares. Also, state whether you may pause the sales even after the three-year holding period has expired. If the sales before or after the end of the holding period can be paused indefinitely with no recourse for investors attempting to resell their shares, it does not appear that they have a bona fide "right" or "option" to resell.
13. You state that you could pause sales to "prioritize the sale of natural shares during periods where selling investor shares could potentially impact the overall performance of the portfolio. Such situations may arise when capital is required to complete a project, and selling shares would cause construction delays." Revise the disclosure in this section to:
             explain the reference to "natural shares";
             clarify what criteria would be used to determine that the resales would "potentially impact the overall performance of the portfolio";
             disclose who makes such determinations;
             state how long the decisionmaker has to reach such a determination and how investors would be notified; and
             explain how and why resales "would cause construction delays."
14. Provide similar detailed information with regard to the potentially suspended or limited sales of shares you reference during "periods of extreme economic uncertainty or sudden downturns." Also, revise to provide examples of what could constitute such periods.
15. Because the Manager need not take any action it believes "would be adverse to the interests of the Company, itself or its other Investors," the Manager apparently has complete discretion to reject any redemption request. If the Manager in practice has absolute discretion to make such a finding and to reject any request, please state this clearly at the outset of this section and revise the caption accordingly. If you believe that is not the case, revise to explain why.
16. You state that purchases pursuant to a redemption request are priced as "determined by the
         Financial Model." However, the glossary at page 48 defines Financial Model as "The financial model prepared by the Manager for each Project, projecting all the costs and distributions of the Project." Insofar as you have multiple projects, the pricing protocol for redemptions is unclear. Also, you state at page 19, that "As of October 19, 2023, we have invested into nine (11) Projects...." (sic).

         Please revise the related disclosure to identify all the projects in which you have invested as of the latest practicable date. Also, revise this section to explain how the model
 Mike Silvestrini
FirstName  LastNameMike     Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
January 30,NameEnergea
            2024          Portfolio 3 Africa LLC
January
Page 5 30, 2024 Page 5
FirstName LastName
         prepared by the Manager for each project is used to obtain a fixed redemption price at redemption time.
Note 1 - Organization, Operations and Summary of Significant Accounting Policies, page 44

17. Please disclose how you account for your investments in solar projects and identify the applicable US GAAP accounting standard used as the basis for accounting for the investments, including evaluation for impairment.
Revenue Recognition, page 45

18. We note that you receive payments from customers under the Solar Lease Agreements,
         Cell Owner Agreements and the Purchase and Sale Agreements for Environmental
         Commodities. Please amend your revenue recognition policy to address each of the five steps under ASC 606 for each revenue stream in the notes to the financial statements to be consistent with your disclosures on page 13.
PART III - EXHIBITS
Exhibit 1A-11, page 49

19. Please include an updated consent from your auditors related to the audit report dated
         August 3, 2023.
 Mike Silvestrini
Energea Portfolio 3 Africa LLC
January 30, 2024
Page 6

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameMike Silvestrini
                                                             Division of
Corporation Finance
Comapany NameEnergea Portfolio 3 Africa LLC
                                                             Office of Energy &
Transportation
January 30, 2024 Page 6
cc:       Isabella Mendonca, Esq.
FirstName LastName